SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

                                 or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                         U S National Bank
             Collectively Bargained Employees 401(k) Plan
                     (Full title of the plan)

                         USBANCORP, Inc.
                    Main and Franklin Streets
                      Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

             Registrant's telephone number, including
                    area code:  (814) 533-5300

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                         USBANCORP, Inc.
                    Main and Franklin Streets
                       Johnstown, PA  15901
                    Attention:  Nicholas E. Debias, Jr.

                         With a copy to:

                     Wesley R. Kelso, Esquire
                          Stevens & Lee
                       25 North Queen Street
                            Suite 602
                       Lancaster, PA  17603



Item 1.     Financial Statements and Exhibits

            a.  Financial Statements

                1.  Report of Barnes, Saly & Company.

                2. Audited Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.

                3.  Audited Statements of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 2000.

                4.  Notes to Financial Statements.

            b.  Exhibits

                1.  Consent of Barnes, Saly & Company.



  U S NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

                        FINANCIAL REPORT

                         C O N T E N T S


Page

INDEPENDENT AUDITOR'S REPORT
1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits -
    December 31, 2000 and 1999                                 3

  Statements of changes in net assets available for
    benefits - years ended December 31, 2000, 1999 and
    1998                                                       4

  Notes to financial statements                             4-10

SUPPLEMENTARY INFORMATION

  Assets held for investment - December 31, 2000         11 - 13
  Assets held for investment - December 31, 1999         14 - 15
  Reportable transactions - December 31, 2000                 16
  Reportable transactions - December 31, 1999                 17



                  INDEPENDENT AUDITOR'S REPORT




Board of Trustees and Participants
U S National Bank Collectively-Bargained
  Employees 401 (k) Plan
Johnstown, Pennsylvania

     We have audited the accompanying statements of net assets available for benefits of U S National Bank Collectively-Bargained Employees 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of U S National Bank Collectively-Bargained Employees 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment and (2) reportable transactions as of or for the years ended December 31, 2000 and 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Barnes Saly & Company, LLP

Johnstown, Pennsylvania
June 5, 2001



  U S NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   December 31, 2000 and 1999

                                                         Participant Directed
                                                         2000         1999
ASSETS
  Investments at fair value (Notes 1,2 and 3):
    Investments in securities of participating
      employers (Note 4)
      USBANCORP, Inc. common stock                    $   30,145   $   68,138

    Investments in securities of unaffiliated
      issuers and others
      Shares of registered investment companies:
      SEI Short Duration Government                      112,466      103,971
      Federated Income Trust                              19,571       10,089
      Columbia Fixed Income Securities                     9,429        7,816
      Goldman Sachs Global Income                            114            0
      Fidelity Low Priced Stock                           78,849       61,759
      Vanguard Index 500                                       0      130,683
      Vanguard Institutional Index                       179,571            0
      Vanguard Windsor II                                 58,273       41,674
      Franklin Mutual Beacon                              25,644       14,141
      Fidelity Puritan                                   196,331      165,215
      T. Rowe Price Equity - Income                       38,320       33,422
      Fidelity Magellan                                  850,359      895,416
      White Oak Growth Stock                              15,915            0
      Franklin Biotechnology Discovery                     5,193            0
      Northern Technology                                  1,501            0
      Vanguard US Growth                                  18,047            0
      Templeton Foreign                                   32,842       33,200
      Tweedy, Browne Global Value                         28,057       16,092
      Three Rivers Bancorp, Inc. common stock
        (Note 4)                                          21,904            0
      Notes Receivable                                    20,368       18,430
      Provident Fed Funds - Money Market                  56,225       31,937
                                                      $1,799,124   $1,631,983
  Receivables:
    Accrued investment income                         $    8,591   $    2,509
    Participant contribution                               8,161           --
    Employer contribution                                  4,020           --
                                                      $   20,772   $    2,509

  Cash                                                $        3   $    4,663

    Total assets                                      $1,819,899   $1,639,155

LIABILITIES
  None                                                $        0   $        0

      NET ASSETS AVAILABLE FOR BENEFITS               $1,819,899   $1,639,155

See Notes to Financial Statements.



 U S NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            Years Ended December 31, 2000, 1999, 1998

                                                 Participant Directed
                                            2000         1999         1998
Investment income:
  Net appreciation (depreciation) in
    fair value of investments (Notes 3
    and 4)                              $ (168,094)   $   61,659   $  135,189
  Interest                                   4,877         3,763        3,211
  Dividends (Note 4)                        94,957       114,599       77,486
                                        $  (68,260)   $  180,021   $  215,886

Contributions:
  Participant (Note 7)                  $  198,089    $  115,572   $  133,448
  Employer                                  95,610
                                        $  293,699    $  115,572   $  133,448

    Total additions                     $  225,439    $  295,593   $  349,334

Benefits paid to participants               44,695        90,416       35,984
    Net increase                        $  180,744    $  205,177   $  313,350

Net assets available for benefits:
  Beginning of year                      1,639,155     1,433,978    1,120,628

  End of year                           $1,819,899    $1,639,155   $1,433,978

See Notes to Financial Statements.



  US NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

                   NOTES TO FINANCIAL STATEMENTS
                        December 31, 2000

Note 1:  Plan Description

     The following description of U S National Bank Collectively-Bargained Employees 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

     The Plan is a defined contribution plan covering substantially all employees of USBANCORP, Inc. which is a multi-bank holding company, U. S. Bank (the Bank) which is a wholly-owned subsidiary and USNB Financial Services who are members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2635-06 (Union). Employees become eligible to participate in the Plan the earlier of January 1st or July 1st following the completion of six months of service and the attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions:

     Effective January 1, 2000 the participants were permitted to make elective deferrals in any amount from one (1) to ten (10) percent of their compensation. Previously the maximum contribution percentage was four (4) percent. Participants shall be permitted to amend their salary savings agreements to change the contribution percentage on January 1st and July 1st each year. The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan.

     Effective January 1, 2000 the employer contributes two (2) percent of the employees gross compensation on behalf of all eligible employees.

Participant Accounts:

     Each participant account is credited with an allocation of the plan earnings. A participant's share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date. All contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each such contribution until the end of the plan year.

Vesting:

     Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

Investment Options:

     Upon enrollment in the Plan, a participant may direct employee and employer contributions in 5 percent increments in one or more of eighteen mutual funds and the USBANCORP, Inc. common stock (see Note 4 for related party details). The diversified mutual fund investment options include a money market fund, bond and government securities funds and various U.S. and foreign stock funds.

     The Plan also includes participant notes. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 10.50 percent to
13.99 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits:

     On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account. The Plan also provides for normal retirement benefits to be paid in the form of a Qualified Joint and Survivor Annuity upon reaching age 65 and has provisions for deferred, death, disability retirement benefits and hardship withdrawals.

Administrative Expenses:

     Administrative expenses including audit, accounting and trust fees incurred by the Plan were paid directly by the Bank for the years ended December 31, 2000, 1999 and 1998.

Note 2:  Significant Accounting Policies

Basis of Accounting:

     The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition:

     The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market prices of the funds which represents the net asset value of shares held by the Plan at year-end. The USBANCORP, Inc. (Company) common stock and Three Rivers Bancorp, Inc. common stock are valued at quoted market price. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits:

     Benefits are recorded when paid.

Note 3:  Investments

     The Plan's investments are participant directed. The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                 December 31,
                                               2000       1999
SEI Short Duration Government fund, 11,146
  and 10,481 shares, respectively            $112,466   $103,971
Vanguard Index 500 fund, 476 shares                --    130,683
Vanguard Institutional Index, 1,487 shares    179,571         --
Fidelity Puritan fund, 10,427 and
  8,682 shares, respectively                  196,331    165,215
Fidelity Magellan fund, 7,128 and
  6,554 shares, respectively                  850,359    895,416

     During 2000, 1999 and 1998, the Plan's investments (including investments bought, sold and held during each year) appreciated
(depreciated) in value by $(168,094), $61,659 and $135,189 respectively, as follows:

                                 2000         1999        1998
Mutual funds                  $(149,841)   $105,099    $157,304
Three Rivers Bancorp, Inc
  common stock                   (5,716)         --          --
USBANCORP, Inc common stock     (12,537)    (43,440)    (22,115)
                              $(168,094)   $ 61,659    $135,189

Note 4:  Related Party Transactions

Investment Activity:

     As explained in Note 1, one of the Plan's investment options is USBANCORP, Inc. common stock. USBANCORP, Inc. is the holding company of
U. S. Bank in Johnstown (the "Employer").

     The following is a summary of the investment activity of USBANCORP, Inc. common stock:

                                              2000        1999

Market value at year end                   $ 30,145    $ 68,138
Number of shares held at year end             7,093       5,799
Original cost at year end                  $ 69,982    $ 72,490

Purchase price of shares in current year   $ 15,646    $ 21,979
Number of shares purchased in current
  year                                        2,790       1,372

Sale price of shares in current year       $ 13,972    $  6,458
Number of shares sold in current year         1,496         406
Realized gain (loss) on sales in current
  year                                     $ (1,875)   $ (1,612)
Unrealized gain (loss) during year         $(10,662)   $(41,828)
Dividend income                            $  2,399    $  3,509
Accrued dividends at year end              $    619    $    855

Spin-Off:

     On April 1, 2000 USBANCORP, Inc. successfully completed the spin-off of its Three Rivers Bank subsidiary. Shareholders received one share of the new Three Rivers Bancorp, Inc. common stock for every two shares of USBANCORP common stock. At that time Three Rivers Bank and Three Rivers Bancorp, Inc. became separate from USBANCORP, Inc. and are therefore not related parties. The spin-off of Three Rivers Bank resulted in the following:

USBANCORP, Inc common stock basis allocated to
  Three Rivers Bancorp, Inc. common stock                $27,129
Number of Three Rivers Bancorp, Inc. common stock
  shares received                                          2,592

Plan's Trustee:

     The Plan's investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor. USBANCORP Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the USBANCORP Trust and Financial Services Company to temporarily house uninvested monies.

Note 5:  Income Tax Status

     The Internal Revenue Service has determined and informed the Plan by letter dated May 5, 1998 that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore not subject to tax under the present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Administrative Committee of the Retirement Plan is not aware of any action or event that has occurred that might affect the Plan's status.

Note 6:  Plan Termination

     Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

Note 7:   Rollovers

     The following rollovers occurred as a result of employees transferring amounts from other qualified plans. The rollovers are included on the applicable years statement of changes in net assets available for benefits in the participant contributions.

                  2000                  $ 9,371
                  1999                    9,385
                  1998                   20,000

Note 8:  Reconciliation of Differences Between These Financial
         Statements and the Financial Information Required on
         Form 5500

                                           2000         1999         1998
Net assets available for benefits as
  presented in these financial
  statements                            $1,819,899    $1,639,155   $1,433,978
Benefits payable to participants               702         - 0 -        - 0 -
Net assets available for benefits as
  presented on Form 5500                $1,819,197    $1,639,155   $1,433,978

Net increase in net assets available
  for benefits as presented in these
  financial statements                  $  180,744    $  205,177   $  313,350
(Increase) decrease in benefits
  payable from previous year                  (702)        - 0 -       15,546
Net increase in net assets available
  for benefits as presented on
  Form 5500                             $  180,042    $  205,177   $  328,896

Note 9:  Benefits Payable

     Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $702, $ - 0 - and $- 0 - at December 31, 2000, 1999, and 1998, respectively are included in net assets available for benefits.

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Note 10:   Amendments

     Effective January 1, 2000, the Plan was amended to increase the maximum elective deferrals to 10% from the previous 4% and to allow an employer discretionary contribution as determined by the collective bargaining agreement between the Bank and the Union.

Note 11:  Reclassifications

     Effective for plan years ending after December 15, 1999 Statement of Position (SOP) 99-3 states participant directed programs are no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements. The Plan has adopted SOP 99-3 effective for the year ended December 31, 1999, therefore a reclassification of comparative amounts in the financial statements was required. There was no effect on the net assets available for benefits.



  U S NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

                    ASSETS HELD FOR INVESTMENT
                        December 31, 2000

Investment Type/                                                    Original       Fair
  Shares Held      Description                                        Cost         Value
Common stock:
  7,093 shares     USBANCORP, Inc.                                 $   69,982   $   30,145
  2,655 shares     Three Rivers Bancorp, Inc.                          29,738       21,904

    Total Common Stocks                                            $   99,720   $   52,049

Mutual Funds:
  11,146 shares    SEI Short Duration Government                   $  110,913   $  112,466
   1,917 shares    Federated Income Trust                              19,249       19,571
     727 shares    Columbia Fixed Income Securities                     9,319        9,429
       8 shares    Goldman Sachs Global Income                            116          114
   3,410 shares    Fidelity Low Priced Stock                           76,417       78,849
   1,487 shares    Vanguard Institutional Index                       180,141      179,571
   2,142 shares    Vanguard Windsor II                                 58,487       58,273
   1,917 shares    Franklin Mutual Beacon                              26,972       25,644
  10,427 shares    Fidelity Puritan                                   186,243      196,331
   1,553 shares    T. Rowe Price Equity - Income                       39,923       38,320
   7,128 shares    Fidelity Magellan                                  678,608      850,359
     252 shares    White Oak Growth Stock                              19,974       15,915
      71 shares    Franklin Biotechnology Discovery                     5,723        5,193
      79 shares    Northern Technology                                  2,809        1,501
     653 shares    Vanguard US Growth                                  27,493       18,047
   3,176 shares    Templeton Foreign                                   31,589       32,842
   1,404 shares    Tweedy, Browne Global Value                         28,321       28,057

    Total Mutual Funds                                             $1,502,297   $1,670,482

Money Market Fund:
  56,225 shares    Provident Fed Funds                             $   56,225   $   56,225

Notes Receivable:
                     Original loan $1,600 dated May 12, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $37.49, due May 15, 2001          $      365   $      365

                     Original loan $3,500 dated February 3, 1999,
                     12.75% interest, payable in semi-monthly
                     payments of $58.63, due February 15, 2002          1,521        1,521

                     Original loan $1,750 dated November 13, 2000,
                     12% interest, payable in semi-monthly payments
                     of $29.01, due December 15, 2003                   1,750        1,750

                     Original loan $2,000 dated April 1, 1998,
                     10.75% interest, payable in semi-monthly
                     payments of $32.56, due April 15, 2001               255          255

                     Original loan $3,000 dated May 25, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $49.54, due May 31, 2002               1,590        1,590

                     Original loan $1,800 dated April 26, 2000,
                     12.49% interest, payable in semi-monthly
                     payments of $30.04, due May 15, 2003               1,500        1,500

                     Original loan $4,100 dated July 6, 2000,
                     13.99% interest, payable in semi-monthly
                     payments of $47.60, due July 15, 2005              3,857        3,857

                     Original loan $2,000 dated March 1, 1999,
                     12.75% interest, payable in semi-monthly
                     payments of $47.31, due March 15, 2001               279          279

                     Original loan $4,200 dated August 4, 1998,
                     11.25% interest, payable in semi-monthly
                     payments of $46.06, due August 15, 2003            2,534        2,534

                     Original loan $2,250 dated August 24, 2000,
                     12.49% interest, payable in semi-monthly
                     payments of $25.26, due September 15, 2005         2,168        2,168

                     Original loan $4,200 dated April 11, 2000,
                     12.49% interest, payable in semi-monthly
                     payments of $70.09, due April 30, 2003             3,449        3,449

                     Original loan $1,100 dated November 13, 2000,
                     10.50% interest, payable in semi-monthly
                     payments of $25.46, due December 15, 2002          1,100        1,100

    Total Notes Receivable                                         $   20,368   $   20,368

    Total Assets Held for Investment                               $1,678,610   $1,799,124

See Notes to Financial Statements.



  U S NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

                    ASSETS HELD FOR INVESTMENT
                        December 31, 1999

Investment Type/                                                    Original       Fair
  Shares Held      Description                                        Cost         Value
Common stock:
  5,799 shares     USBANCORP, Inc. common stock                    $   72,490   $   68,138

Mutual Funds:
  10,481 shares    SEI Short Duration Government                   $  104,342   $  103,971
   1,022 shares    Federated Income Trust                              10,517       10,089
     628 shares    Columbia Fixed Income Securities                     8,244        7,816
   2,728 shares    Fidelity Low Priced Stock                           59,986       61,759
     966 shares    Vanguard Index 500                                 103,504      130,683
   1,669 shares    Vanguard Windsor II                                 49,446       41,674
   1,022 shares    Franklin Mutual Beacon                              14,769       14,141
   8,682 shares    Fidelity Puritan                                   152,858      165,215
   1,347 shares    T. Rowe Price Equity - Income                       36,522       33,422
   6,554 shares    Fidelity Magellan                                  576,145      895,416
   2,959 shares    Templeton Foreign                                   29,052       33,200
     796 shares    Tweedy, Browne Global Value                         14,919       16,092

    Total Mutual Funds                                             $1,160,304   $1,513,478

Money Market Fund:
  43,797 shares    Provident Fed Funds                             $   31,937   $   31,937

Notes Receivable:
                     Original loan $1,600 dated May 12, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $37.49, due May 15, 2001          $    1,171   $    1,171

                     Original loan $3,500 dated February 3, 1999,
                     12.75% interest, payable in semi-monthly
                     payments of $58.63, due February 15, 2002          2,658        2,658

                     Original loan $1,249 dated March 15, 1998,
                     11% interest, payable in semi-monthly
                     payments of $20.41, due March 15, 2001               570          570

                     Original loan $2,000 dated April 1, 1998,
                     10.75% interest, payable in semi-monthly
                     payments of $32.56, due April 15, 2001               969          969

                     Original loan $3,000 dated May 25, 1999,
                     11.75% interest, payable in semi-monthly
                     payments of $49.54, due May 31, 2002               2,533        2,533

                     Original loan $5,600 dated September 1, 1998,
                     11.25% interest, payable in semi-monthly
                     payments of $91.82, due August 31, 2001            3,418        3,418

                     Original loan $3,100 dated March 17, 1999,
                     10.70% interest, payable in semi-monthly
                     payments of $50.43, due April 15, 2002             2,494        2,494

                     Original loan $2,000 dated March 1, 1999,
                     12.75% interest, payable in semi-monthly
                     payments of $47.31, due March 15, 2001             1,309        1,309

                     Original loan $4,200 dated August 4, 1998,
                     11.25% interest, payable in semi-monthly
                     payments of $46.06, due August 15, 2003            3,308        3,308

    Total Notes Receivable                                         $   18,430   $   18,430

    Total Assets Held for Investment                               $1,283,161   $1,631,983

See Notes to Financial Statements.


  U S NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

                     REPORTABLE TRANSACTIONS
                   Year Ended December 31, 2000

                                                                                        Current
                                                                                         Value         Net
  Name of                                                                               at Time      Realized
  Party to                     Asset                        Number of                 of Purchase      Gain
Transaction                 Description    Transaction    Transactions       Cost     or Disposal     (Loss)
Fidelity Magellan           Mutual Fund      Purchase          40          $163,231    $163,231        N/A
Fidelity Magellan           Mutual Fund      Sale              23            60,768      89,634      $28,866
Vanguard Index 500          Mutual Fund      Purchase          40            88,700      88,700        N/A
Vanguard Index 500          Mutual Fund      Sale              16           192,203     201,383        9,180
Vanguard Instl. Index       Mutual Fund      Purchase           5           182,112     182,112        N/A
Vanguard Instl. Index       Mutual Fund      Sale               1             1,970       2,000           30
Provident Fed Funds         Money Market     Purchase          46            56,348      56,348        N/A
Provident Fed Funds         Money Market     Sale              11            32,060      32,060           30

See Notes to the Financial Statements.



  US NATIONAL BANK COLLECTIVELY-BARGAINED EMPLOYEES 401(k) PLAN

                     REPORTABLE TRANSACTIONS
                   Year Ended December 31, 1999

                                                                                          Current
                                                                                           Value        Net
  Name of                                                                                 at Time     Realized
  Party to                         Asset                       Number of                of Purchase     Gain
Transaction                     Description    Transaction   Transactions     Cost     or Disposal     (Loss)
Fidelity Magellan               Mutual Fund      Purchase         33        $135,683    $135,683        N/A
SEI Short Duration Government   Mutual Fund      Purchase         39          91,877      91,877        N/A
Fidelity Magellan               Mutual Fund      Sale             11          63,477      96,771      $33,294
SEI Intermediate Dur.
  Government                    Mutual Fund      Sale              8          97,848      98,657          809

See Notes to the Financial Statements.



                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the U S National Bank Collectively Bargained 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 27, 2001        U S National Bank Collectively
                             Bargained Employees 401(k) Plan

                             USBANCORP Trust Company, as Trustee


                             By /s/ Nicholas E. Debias, Jr._____
                                    Nicholas E. Debias, Jr.,
                                    Vice President



                               Exhibit Index


                  Exhibit

1.     Consent of Barnes, Saly & Company